Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Eterna Therapeutics Inc. (formerly known as Brooklyn ImmunoTherapeutics, Inc.) on Form S-8 of our report dated April 15, 2022, except for Note 3, Restatement of Previously Reported Information and Note 15, Income Taxes, as to which the date is June 30, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Eterna Therapeutics Inc. (formerly known as Brooklyn ImmunoTherapeutics, Inc.) as of December 31, 2021 and for the year ended December 31, 2021, appearing in the Annual Report on Form 10-K of Eterna Therapeutics Inc. (formerly known as Brooklyn ImmunoTherapeutics, Inc.) for the year ended December 31, 2022.

/s/ Marcum llp

Marcum llp
New York, NY
January 12, 2024